PUBLIC ANNOUNCEMENT
EXTENSION OF TENDER OFFER UNTIL
JULY 22, 2019 AT 4:00 P.M., EASTERN TIME

July 15, 2019

This Public Announcement serves to inform all interested parties that Priority Income Fund, Inc. (the “Company”) has elected to extend the expiration date and time for its offer to purchase all issued and outstanding shares of the Company’s Class R common stock, Class RIA common stock and Class I common stock (the “Tender Offer”) until Monday, July 22, 2019 at 4:00 p.m., Eastern Time. Payment for properly tendered shares will be made promptly upon the expiration of the offer. The Tender Offer previously was scheduled to expire on Monday, July 22, 2019 at 12:00 midnight, Eastern Time. The full terms and conditions of the Tender Offer (excluding the extension of the expiration date and time described above) are set forth in the Offer to Purchase, Letter of Transmittal and related materials, each as amended and supplemented from time to time.

Through July 12, 2019, the Company has received requests to tender approximately 220,586 shares. To the extent that the number of shares of common stock submitted to the Company for repurchase exceeds the number of shares that the Company is able to purchase, the Company will repurchase shares on a pro rata basis, subject to “odd lot” priority, from among the requests for repurchase received by the Company, not on a first-come, first-served basis. Stockholders of the Company that have already tendered their shares need not take any further action as a result of this Public Announcement. Questions regarding this Public Announcement or any terms and conditions of the Tender Offer should be directed to the Company at (866) 655-3650.

This Public Announcement is for informational purposes only and shall not constitute an offer to purchase, nor a solicitation for acceptance, of the Tender Offer. The Tender Offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials, each as amended and supplemented from time to time.